UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934

For the month of November 2023

Commission File Number 001-36433

GasLog Partners LP

(Translation of registrant’s name into English)

c/o GasLog LNG Services Ltd.

69 Akti Miaouli, 18537

Piraeus, Greece

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☑     Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):	☐

The press release issued by GasLog Partners LP on November 16, 2023 relating to its results for the three-month period ended September 30, 2023 and announcement of the Series A, B and C Preference Unit distributions payable on December 15, 2023 is attached hereto as Exhibit 99.1.

The financial results of GasLog Partners LP for the three-month period ended September 30, 2023 are included in the press release issued by its parent, GasLog Ltd., on November 16, 2023, relating to its results for the three-month period ended September 30, 2023 and attached hereto as Exhibit 99.2 (the “GasLog Ltd. Press Release”). The following sections of the GasLog Ltd. Press Release that relate to GasLog Partners are hereby incorporated by reference into, and furnished as part of, this Current Report on Form 6-K: Recent Developments (to the extent related to GasLog Partners), GasLog Partners Quarterly Financial Results, GasLog Partners Preference Unit Repurchase Programme, Fleet Update (to the extent related to the GasLog Partners’ owned or bareboat fleet) and Exhibit III containing the GasLog Partners’ unaudited consolidated statements of financial position and consolidated statements of profit or loss.

EXHIBIT LIST

Exhibit	Description

99.1	Press Release of GasLog Partners LP dated November 16, 2023

99.2	Press Release of GasLog Ltd. dated November 16, 2023

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 16, 2023

GASLOG PARTNERS LP

	by	/s/ Paolo Enoizi
		Name:	Paolo Enoizi
		Title:	Chief Executive Officer